  Exhibit 99.2

Buenos Aires, March 27, 2020

Comisión Nacional de Valores
Office of the Deputy Manager of Issuing Entities

Notice: CPSA –GG-N-0108/20 AL
Subject: Section 75 of Executive Order 1023/2013

Dear Sir/Madam,

I contact you in my capacity as Head of Market Relations Representative of Central Puerto S.A. (hereinafter, the “Company”) and in connection with section 75 of Executive Order 1023/2013.

In that regard, I inform you that the amount paid for the fees of the Company’s directors and statutory auditors during the period ended December 31, 2019 amounted to $12,350,000.00 and $862,500.00 respectively. Such amounts are detailed below:

Fiscal period ended December 31, 2019
Director	Amount	Description
DODERO MIGUEL	1,240,000.00	Director Fee
LOPEZ SAUBIDET CRISTIAN	1,050,000.00	Director Fee
OSVALDO ARTURO RECA	1,495,000.00	Director Fee
DIEGO GUSTAVO PETRACCHI	1,150,000.00	Director Fee
TOMAS JOSE WHITE	1,495,000.00	Director Fee
OSCAR LUIS GOSIO	390,000.00	Director Fee
JUAN JOSE SALAS	1,275,000.00	Director Fee
TOMAS PERES	950,000.00	Director Fee
PABLO JAVIER VEGA	100,000.00	Director Fee
JOSE LUIS MOREA	1,105,000.00	Director Fee
JORGE EDUARDO VILLEGAS	1,050,000.00	Director Fee
LILIANA AMELIA MURISI	1,050,000.00	Director Fee
Total	$ 12,350,000.00

Fiscal period ended December 31, 2019
Statutory Auditor	Amount	Description
EROSA EDUARDO	287,500.00	Statutory Auditor Fee
CARLOS ADOLFO ZLOTNITZKY	25,000.00	Statutory Auditor Fee
CESAR HALLADJIAN	262,500.00	Statutory Auditor Fee
JUAN NICHOLSON	287,500.00	Statutory Auditor Fee
Total	$ 862,500.00	Statutory Auditor Fee